Notice to ASX and LSE

Rio Tinto plc annual general meeting

14 April 2016

The addresses and accompanying presentation given by the chairman, chief executive, deputy chief executive and remuneration committee chairman at the Rio Tinto plc annual general meeting held today at 11.00am at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 are available at www.riotinto.com/AGM2016

  Vaughn Walton

Assistant Company Secretary

Tim Paine

Joint Company Secretary

Rio Tinto plc

6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 1345 Registered in England No. 719885

Rio Tinto Limited

120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404